UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2018

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in our Annual Report on Form 20-F filed on April 30, 2018 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibit Number	Description
99.1	Condensed Consolidated Financial Statements as of June 30, 2018 and 2017 and for the Six Months Ended June 30, 2018 and 2017.
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the Six Months Ended June 30, 2018
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2018	KBS FASHION GROUP LIMITED

	By:	/s/ Lixia Tu
Lixia Tu
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Condensed Consolidated Financial Statements as of June 30, 2018 and 2017 and for the Six Months Ended June 30, 2018 and 2017.
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the Six Months Ended June 30, 2018
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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